SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                              _______________

                                SCHEDULE 13D/A
                               (RULE 13D-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13D-2(a)

                             (Amendment No. 1)

                      DAWSON PRODUCTION SERVICES, INC.
                   -------------------------------------
                              (Name of Issuer)

                   Common Stock, Par Value $.01 Per Share
                   -------------------------------------
                        Title of Class of Securities

                                 239423106
                              ---------------
                               (CUSIP Number)

                            Jack D. Loftis, Jr.
                          Key Energy Group, Inc.,
                     Two Tower Center, Twentieth Floor
                          East Brunswick, NJ 08816
                               (732) 247-4822
                   -------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               June 29, 1998
                              ---------------
          (Date of Event which Requires Filing of this Statement)


 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



 CUSIP NO.  239423106                        13D


 1    Name of Reporting Person

      I.R.S. Identification No. of Above Person (ENTITIES ONLY)

           Key Energy Group, Inc. (I.R.S. Identification No.: 04-2648081)

 2    Check the Appropriate Box If a Member of a Group
                          a.  [  ]
                          b.  [  ]

 3    SEC Use Only

 4    Source of Funds

           WC

 5    Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)      [  ]

 6    Citizenship or Place of Organization

           Maryland

                     7    Sole Voting Power
  Number of                    820,500
    Shares
 Beneficially        8    Shared Voting Power
   Owned By                    0
     Each
  Reporting          9    Sole Dispositive Power
    Person                     820,500
     With
                     10   Shared Dispositive Power
                               0

 11   Aggregate Amount Beneficially Owned by Each Reporting Person

                          820,500

 12   Check Box If the Aggregate Amount in Row (11) Excludes
      Certain Shares           [  ]

 13   Percent of Class Represented By Amount in Row (11)

                               7.3%

 14   Type of Reporting Person

           CO



      This Amendment No. 1 to Schedule 13D amends and supplements the
 Schedule 13D filed by Key Energy Group, Inc. on June 15, 1998 (the "Initial Statement"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Initial Statement. Except as amended and supplemented hereby, the Initial Statement remains in effect.


 ITEM 4.   PURPOSE OF TRANSACTION.

      On June 29, 1998, Francis D. John, Chairman, President and Chief Executive Officer of the Reporting Person, sent a letter (the "Letter") to the Issuer's President and Board of Directors, in which, among other things, the Reporting Person proposed to acquire all issued and outstanding Shares of the Issuer for a cash price of $16.00 per Share (the "Proposal"). The Reporting Person issued a press release on June 29, 1998, publicly setting forth the text of the Letter. A copy of the Letter is filed herewith as Exhibit D and a copy of the press release is filed herewith as Exhibit E, both of which are incorporated herein by reference.

      Depending upon such factors as the Reporting Person considers relevant from time to time, the Reporting Person will seek further contact with the Issuer, the Issuer's representatives and other persons interested in the Issuer, for the purpose of discussing the Letter and the Proposal. Depending upon the Issuer's response to the Letter and the Proposal, if any, the results of further contact with the Issuer, if any, market conditions and other factors as the Reporting Person considers relevant from time to time, the Reporting Person may consider additional courses of action with respect to the Issuer, including (a) acquiring additional Shares or other securities of the Issuer in the open market, in privately negotiated transactions or otherwise, (b) seeking to obtain control of the Issuer, and (c) disposing of some or all of the Shares held by it in the open market or in privately negotiated transactions. Although the foregoing activities represent the range of activities within the current contemplation of the Reporting Person, it should be noted that the activities within such contemplated range are subject to change at any time.

      The description of the Letter does not purport to be complete, and is qualified in its entirety by reference to the Letter, which is filed as Exhibit D to this Amendment No. 1 to Schedule 13D.


 ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      (a) An aggregate of 820,500 Shares, or 7.3% of the total outstanding Shares, are beneficially owned by the Reporting Person. The calculation of the percentage of outstanding Shares beneficially owned by the Reporting Person is based on 11,202,965 Shares outstanding, which is the number of outstanding Shares reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended March 31, 1998 (the most recent available filing with the Commission by the Issuer).

      (b) The Reporting Person has the sole power to vote and the sole power to dispose of the 820,500 Shares reported herein as being beneficially owned by it.

      (c) There have been no transactions with respect to the Shares effected by the Reporting Person or any other person referred to in Item 2 of the Initial Statement since the filing of the Initial Statement.

      (d) Not applicable.

      (e) Not applicable.

 ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

      A. Amended and Restated Credit Agreement, dated as of June 6, 1997, as amended and restated through November 6, 1997, among the Reporting Person, PNC Bank, National Association, as Administrative Agent, and several other financial institutions (incorporated by reference to Exhibit 10(s) to the Reporting Person's Form 10-Q for the quarterly period ended December 31,1997, File No. 000-22665).

      B. First Amendment to the Amended and Restated Credit Agreement of June 6, 1997, as amended and restated through November 6, 1997, dated December 3, 1997 (incorporated by reference to Exhibit 10(t) to the Reporting Person's Form 10-Q for the quarterly period ended December 31, 1997, File No. 000-22665).

      C. Second Amendment to the Amended and Restated Credit Agreement of June 6, 1997, as amended and restated through November 6, 1997, as amended December 3, 1997, dated April 28, 1998 (filed with the Initial Statement).

      D. Letter dated June 29, 1998 from Francis D. John to Michael E. Little and the Board of Directors of the Issuer.

      E.  Press Release dated June 29, 1998 of the Reporting Person


                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


 Date: June 29, 1998

                          KEY ENERGY GROUP, INC.



                          By: /s/ Francis D. John
                              ___________________________________
                              Name:  Francis D. John
                              Title: Chairman, President
                                     and Chief Executive Officer



                               EXHIBIT INDEX

 EXHIBIT
 -----------

 A. Amended and Restated Credit Agreement, dated as of June 6, 1997, as amended and restated through November 6, 1997, among the Reporting Person, PNC Bank, National Association, as Administrative Agent, and several other financial institutions (incorporated by reference to Exhibit 10(s) to the Reporting Person's Form 10-Q for the quarterly period ended December 31,1997, File No. 000-22665).

 B. First Amendment to the Amended and Restated Credit Agreement of June 6, 1997, as amended and restated through November 6, 1997, dated December 3, 1997 (incorporated by reference to Exhibit 10(t) to the Reporting Person's Form 10-Q for the quarterly period ended December 31, 1997, File No. 000-22665).

 C. Second Amendment to the Amended and Restated Credit Agreement of June 6,1997, as amended and restated through November 6, 1997, as amended December 3, 1997, dated April 28, 1998 (filed with the Initial Statement).

 D. Letter dated June 29, 1998 from Francis D. John to Michael E. Little and the Board of Directors of the Issuer.

 E.   Press Release dated June 29, 1998 of the Reporting Person.